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WASHINGTON, D.C.

January 30, 2004

FEB - 2 2004

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

04012578

SUPPL

Wanadoo
Information Pursuant to Rule 12g3-2(b)
File No. 82-5150

Dear Sir or Madam,

On behalf of Wanadoo and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find enclosed a press release dated 29 January, 2004, announcing the launch of "a la carte" broadband services with fixed-time, metered bandwidth ADSL packages.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at 011-33-1-5389-7000 should you have any questions.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Very truly yours,

Sami L. Toutounji

cc: Olivier Fauqueux
Wanadoo

wanadoo

Paris, January 29, 2004

Wanadoo France launches "a la carte" broadband services with first fixed-time, metered bandwidth ADSL packages, starting at 14.90 euros per month.

To meet the emerging needs of current and new Internet customers, Wanadoo France is launching a new line of "a la carte" broadband packages from February 3, 2004 on. Customers throughout France will be able to choose between plans based on metered bandwidth, fixed connection time or unlimited always-on service.

Wanadoo's new range of "a la carte" packages addresses clear expectations among users who want to be able to adjust their Internet usage as their needs change. What's more, to allow customers to familiarize themselves with the myriad benefits and features of broadband access, Wanadoo is making it possible to change packages up to twice a year at no extra charge.

- **eXtense 128k: now available as a fixed-time connection plan (20 hours) starting at 14.90 euros per month**[1]

This service, which is perfect for students as well as households with children who are gradually discovering the benefits of high-speed Internet, is now available on a fixed duration basis (20 hours).

> ➢ 20 hours of high-speed Internet per month at 128 KB will, for example, let people check their email every day, surf the Net for up to 10 hours, chat with their friends online for up to 3 hours and listen to the radio online for up to 3 hours.
>
> Wanadoo is also launching the 128k Fidélité service for Internet users who want to sign up for 24 months and benefit from unlimited access. This new service costs 24.90 euros per month (including VAT).

- **eXtense 512k: a new metered bandwidth (5GB) service, starting at 24.90 euros per month**[2]

Tailored to families and people who want to enjoy online entertainment, this new package provides access to a vast variety of rich multimedia content via the wanadoo.fr portal, including music, games, photo albums, and more. The eXtense 512k service meets the needs of 80 percent of broadband users, at even lower costs.

> ➢ 5 gibabytes of downloads is the equivalent, for example, of 100 hours of Net surfing, plus one movie per week downloaded from Wanadoo Cinéma, plus 4 music albums from Wanadoo Music Club, plus an always-on connection to receive emails in real time[3].

[1] For all subscriptions to eXtense 128 K/20h Fidélité service — minimum 24-month contract.
[2] For all subscriptions to eXtense 512 K/5GB Fidélité service — minimum 24-month contract.
[3] Data volumes given for information purposes only; these are likely to vary according to selected download characteristics.

Press Release

And for customers who want to enjoy permanent, unlimited connection, Wanadoo still of course offers the eXtense 512k unlimited access service, starting at 29.90 euros/month[4].

- **eXtense 1024k, starting at 39.90 euros/month[5].**

The eXtense 1024k service is designed for people who simply couldn't get by without broadband, intensive Internet users and "techies" who are intent on tapping the tremendous benefits of high-speed access for gaming and downloading music and videos. This is the ideal package for multi-PC households that use a router for shared access, as well as for Wi-Fi wireless broadband connections.

New packages and rates for Wanadoo eXtense services (prices include VAT)[6]:

eXtense 128k services: starting at €14.90/month	
***New*: eXtense 128k / 20hrs Fidélité**	**€14.90/month**
***New*: eXtense 128k / 20hrs**	**€19.90/month**
***New*: eXtense 128k Unlimited Fidélité :**	**€24.90/month**
eXtense 128k Unlimited:	€29.90/month
eXtense 512k services: starting at €24.90/month	
***New*: eXtense 512k / 5 GB Fidélité:**	**€24.90/month**
***New*: eXtense 512k / 5 GB:**	**€29.90/month**
eXtense 512k Unlimited Fidélité :	€29.90/month
eXtense 512k Unlimited :	€34.90/month
eXtense 1024 k services: starting at €39.90/month	
eXtense 1024k Fidélité:	€39.90/month
eXtense 1024k:	€44.90/month

Keeping costs under control

eXtense 128k/20-hour customers who exceed their 20-hour connection time are charged an additional usage fee on a per-second basis, at the rate of 3 euros (including VAT) per hour.

[4] For all subscriptions to eXtense 512 K unlimited Fidélité service — minimum 24-month contract.
[5] For all subscriptions to eXtense 1024 K unlimited Fidélité service — minimum 24-month contract.
[6] These offers are valid in the areas in which ADSL technology is available: all subscriptions to an eXtense service require a minimum subscription of 12 months and a minimum subscription of 24 months for eXtense Fidélité services.

If eXtense 512k/5GB customers exceed their download limits, extra megabytes are charged on the basis of 3 euros per gigabyte. This allows users to estimate their download volume without incurring extra charges.

For both these packages, Wanadoo customers benefit from:
- a maximum additional charge ceiling of 15 euros (including VAT) over and above their flat-rate subscription cost.
- Access via the wanadoo.fr portal to an online tool for tracking their connection time or download volume[7].

Additional benefits for loyal customers

Customers who sign up to eXtense Fidélité – minimum 24 months – get a 5-euro reduction on their package every month.

A full range of modems and accessories available for new Wanadoo broadband customers[8]:

- eXtense USB pack just 1 euro (instead of 99 euros) until March 31, 2004
- eXtense Ethernet pack **just 1 euro** (instead of 179.40 euros) until March 1, 2004
- eXtense WiFi pack **just 99 euros** (instead of 299 euros) until March 31, 2004
- eXtense WiFi Playstation 2 pack **just 99 euros** (instead of 339.07 euros) until March 1, 2004.

About Wanadoo

Wanadoo, a subsidiary of France Telecom, is one of Europe's leading Internet and directories companies with, at September 30, 2003, 8.9 million Internet Access customers, 3.6 billion pages viewed per month and, at December 31, 2002, more than 638,000 advertisers in Directories. Wanadoo is a leading Internet media services provider in France and U.K. and the n° 2 in Spain and in the Netherlands. Wanadoo is expanding its Internet operations through, amongst others, broadband Internet access with more than 2 million ADSL and cable subscribers.
Wanadoo recorded EUR 2 billion in revenues in 2002 and has approximately 7,000 employees.
Wanadoo is listed on Euronext Paris. Further information on Wanadoo can be found on the company's web site at: www.wanadoo.com.

Press contacts :
+33 1 44 44 93 93
Nilou du Castel
Caroline Ponsi / Sébastien Goalès

[7] The online usage tracking meter feature will be available as of April 2004.
[8] All packs require a subscription to eXtense service for a minimum duration of 12 months.